September 26, 2011
VIA EDGAR
Ms. Jennifer Thompson
Ms. Yong Kim
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Ormat Technologies, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-32347
Dear Ms. Thompson and Ms. Kim:
     Ormat Technologies, Inc. (the “Company”) acknowledges receipt of the letter dated September 15, 2011 (the “Staff Letter”) from the Division of Corporation Finance of the United States Securities and Exchange Commission.
     Reference is also made to the conversation between the undersigned and Ms. Yong Kim on September 26, 2011, during which it was agreed that the Company would respond to the Staff Letter by October 13, 2011.

Sincerely,
/s/ Joseph Tenne
Joseph Tenne Chief Financial Officer Ormat Technologies, Inc.

ORMAT TECHNOLOGIES, INC.
6225 Neil Road • Reno, NV 89511 1136 • Telephone: (775) 356 9029 • Facsimile: (775) 356 9039